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[LETTERHEAD]

FOR:   FAMILY GOLF CENTERS, INC.
FROM:  Hal Le Vay
COMPANY Krishnan Thampi
CONTACT: (516) 694-1666

                                                         FOR IMMEDIATE RELEASE

              FAMILY GOLF REPORTS 4TH QUARTER/YEAR-END RESULTS;
             1995 OPERATING INCOME RISES 229% ON 95% REVENUE GAIN

   MELVILLE, NY, MARCH 8 -- Family Golf Centers, Inc. (NASDAQ: NM: FGCI), which owns, operates and manages golf-related facilities, today reported results for the fourth quarter and year ended Dec. 31, 1995.

   "We achieved record results for 1995, our first full year as a public company, as we added nine centers, penetrated new geographical regions, increased same stores sales and completed a successful equity offering that helped strengthen our balance sheet and provide the fuel for our growth," Dominic Chang, chairman, president and chief executive officer, said.

   "The fourth quarter, traditionally a weak period, was impacted by severe weather along the East Coast in December," he noted.

   Fourth quarter revenues rose 125 percent to $2,562,000 from $1,140,00 for the 1994 period. Loss from operations was $86,000 versus a loss of $135,000 for the prior year's final quarter. For the 1995 fourth quarter, the company had a net loss of $182,000 or three cents per share on 5,874,000 average shares outstanding, before an extraordinary charge of $181,000 or three cents per share, reflecting the writeoff of costs related to debt retirement. The net loss for the fourth quarter of 1994 was $162,000 or four cents per share on 4,358,000 average shares outstanding.

   Revenues for 1995 increased 95 percent to $12,432,000 from $6,362,000 in 1994. Operating income climbed 229 percent to $2,796,000 from $849,000. Net income rose 120 percent to $1,073,000, after the extraordinary item, from $488,000 for 1994. On a per share basis, the company had 1995 net income of 20 cents, after a four-cent loss from the extraordinary item, on 5,271,000 average shares outstanding versus 13 cents on 3,636,000 average shares outstanding in 1994. In 1995, Family Golf Centers had an income tax expense of $669,000 compared with a tax benefit of $65,000 in 1994.

   The company had 14 centers in operation at the close of 1995 versus five centers operating at the end of 1994. Only two centers -- Farmingdale, NY, and Wayne, NJ, were open for the full 12 months of both years and their combined revenues climbed 10 percent in 1995.

   "Much of our acquisition activity in 1995 was focused on the Southeast and West Coast, with strong demographic characteristics and the potential to moderate the seasonality of results," Chang pointed out. "In addition, we are now operating three domed centers which generated strong consumer demand during the first two months of 1996," he added. The company opened domed centers near Syracuse, NY, in January 1995 and suburban Rochester, NY, in January 1996, and acquired a domed center in Cleveland, OH, in November 1995.

   "We are optimistic about prospects for continued profitable growth and remain dedicated to further enhancing shareholder value," Chang concluded.

   In February, the company announced agreements to acquire golf centers in Mesa, AZ; Flemington, NJ; Virginia Beach, VA; and in the Norfolk Virginia area. Completion of these acquisitions is expected by the end of March 1996.




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FAMILY GOLF CENTERS, INC.
FINANCIAL HIGHLIGHTS

                                              FOR THE THREE MONTHS ENDED      FOR THE YEAR ENDED
                                             --------------------------  ---------------------------
                                                12/31/95      12/31/94      12/31/95       12/31/94
                                             ------------  ------------  -------------  ------------
Revenues ...................................   $2,562,000    $1,140,000    $12,432,000    $6,362,000
Income (loss) from operations ..............      (86,000)     (135,000)     2,796,000       849,000
Income (loss) before income taxes,
 extraordinary item and minority interest  .     (357,000)     (239,000)     1,923,000       552,000
Income tax expense (benefit) ...............      175,000       (65,000)       669,000       (65,000)
Income (loss) before extraordinary item and
 minority interest .........................     (182,000)     (174,000)     1,254,000       617,000
Minority interest in (income) loss  ........                     12,000                     (129,000)
Extraordinary item (net of tax effect) (a)       (181,000)                    (181,000)
Net income (loss) ..........................     (363,000)     (162,000)     1,073,000       488,000
Net income (loss) per share:
 Before extraordinary item .................       ($.03)                         $.24
 Extraordinary item (a) ....................       ($.03)                       ($.04)
Net income (loss) ..........................       ($.06)        ($.04)           $.20          $.13
Weighted average shares outstanding  .......   5,874,000     4,358,000      5,271,000     3,636,000

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   (a) Writeoff of costs related to debt retirement.